August 3, 2018

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

       Re: Hasbro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Fiscal Quarter Ended April 1, 2018
           Form 8-K furnished July 1, 2018
           File No. 001-06682

Dear Ms. Thomas:

       We have reviewed your July 27, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 17, 2018 letter.

Form 10-Q for the Fiscal Quarter Ended April 1, 2018

Financial Statements
Condensed Notes to Consolidated Financial Statements
(8) Pension and Postretirement Benefits, page 1

1. We note your response to prior comment 2. Given that it appears as though a curtailment of benefits under your defined benefit pension plans occurred in February 2018, with full settlement occurring in 2019, please tell us whether the remeasurement at February 28,
      2018 resulted in a gain or loss and how you accounted for such amount. As part of your response, please tell us the accounting literature you relied upon. Also, in this regard,
 Deborah Thomas
Hasbro, Inc.
August 3, 2018
Page 2
         please explain to us why your response indicates that you did not record a curtailment or settlement in the first quarter of 2018. Please refer to paragraphs 236-238 of ASC 715-30-
         55.
Form 8-K furnished July 1, 2018

Exhibit 99, page 1

2. We refer to the non-GAAP reconciliations at the end of exhibit 99. Please tell us how the amounts in the column "impact of above items" in the second to last table on the last page were determined. We note that the adjustments refer to the impact of the items in the table above concerning costs of the Toys 'R' Us liquidation, severance and tax reform, however, the amounts are different. Please reconcile these amounts and provide a more fulsome explanation of the adjusting amounts in your disclosure.
       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

FirstName LastNameDeborah Thomas
Comapany NameHasbro, Inc.
                                                              Division of
Corporation Finance
August 3, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName